Patrick Keran
Vice President, Legal
SENT VIA EDGAR
March 6, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	James Rosenberg, Senior Assistant Chief Accountant Mary Mast, Senior Staff Accountant Vanessa Robertson, Staff Accountant

Re:	ADVENTRX Pharmaceuticals, Inc. File Number: 001-32157 Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008
Dear Mr. Rosenberg, Ms. Mast and Ms. Robertson:
This letter further supplements our letter dated January 14, 2009 (the “January 2009 Response). The January 2009 Response was provided in connection with your comment letter of November 3, 2008 related to our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). Following substantial completion of our financial statements as of and for the year ended December 31, 2008, we wish to submit to you the following information, which is attached hereto:
•	The current draft of the consolidated financial statements that we intend to submit in our upcoming Annual Report on Form 10-K for the year ended December 31, 2008 (the “Financial Statements”);

•	The current draft of Note 3 to the Financial Statements (for purposes of providing the disclosure under “Change in Accounting Principle for Registration Payment Arrangements and Correction of Error”); and

•	The current draft of Note 11 to the Financial Statements (for purposes of providing the disclosure in the last two paragraphs of such Note).
In addition, we wish to inform you that we intend to include in our upcoming Annual Report on Form 10-K for the year ended December 31, 2008 the disclosure substantially as set forth below, which disclosure would be included under Item 7 under the caption “Unresolved Accounting and Disclosure Issue.” We note that, as a smaller reporting company, the disclosure required by Item 1B of Form 10-K is not applicable to us.
“As described in Note 3, “Summary of Significant Accounting Policies — Change in Accounting Principle for Registration Payment Arrangements and Correction of Error,” and Note 11, “Registration Payment Arrangement,” of the Notes to Consolidated Financial Statements, in our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, we applied retrospectively the provisions of the FASB Staff Position on No. EITF 00-19-2, which retrospective application we determined in 2008 was not correct. We have discussed with the SEC the appropriate method to correct and disclosure related to this error; however, the SEC will not complete its review until after the filing of this report.”
Other than as reflected in the foregoing, presently, we do not intend to include other disclosure in our upcoming Annual Report on Form 10-K for the year-ended December 31, 2008 with respect to the correction of the accounting error.

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As requested in the original comment letter, the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or wish to discuss the responses we have provided above, please call me at 858-552-0866 at your convenience.

Sincerely,
/s/ Patrick Keran
Patrick Keran
Vice President, Legal

cc:	Mark Bagnall, interim principal financial and accounting officer Priscilla Lewis, interim Vice President, Finance

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ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Balance Sheets

	December 31,
	2008	2007

Assets

Current assets:
Cash and cash equivalents	$9,849,904	$14,780,739
Short-term investments	—	18,682,417
Interest and other receivables	121,736	72,029
Prepaid expenses	477,902	615,691

Total current assets	10,449,542	34,150,876

Property and equipment, net	199,052	332,444
Other assets	60,664	58,305

Total assets	$10,709,258	$34,541,625

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$1,721,376	$552,143
Accrued liabilities	2,077,188	2,317,910
Accrued compensation and payroll taxes	915,459	622,762

Total current liabilities	4,714,023	3,492,815
Long-term liabilities	—	14,270

Total liabilities	4,714,023	3,507,085

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 200,000,000 shares authorized; 90,252,572 shares issued and outstanding at December 31, 2008 and 2007	90,254	90,254
Additional paid-in capital	131,751,439	130,140,549
Deficit accumulated during the development stage	(125,846,458)	(99,198,965)
Accumulated other comprehensive income	—	2,702

Total stockholders’ equity	5,995,235	31,034,540

Total liabilities and stockholders’ equity	$10,709,258	$34,541,625

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Operations

			Inception
			(June 12, 1996)
			Through
	Years Ended December 31,		December 31,
	2008	2007	2008

Licensing revenue	$500,000	$500,000	$1,000,000
Net sales	—	—	174,830
Grant revenue	—	—	129,733

Total net revenue	500,000	500,000	1,304,563

Cost of sales	—	—	51,094

Gross margin	500,000	500,000	1,253,469

Operating expenses:
Research and development	17,922,183	15,934,409	62,014,643
Selling, general and administrative	9,719,613	8,678,853	42,969,115
Depreciation and amortization	168,039	197,783	10,798,071
In-process research and development	—	—	10,422,130
Impairment loss — write-off of goodwill	—	—	5,702,130
Equity in loss of investee	—	—	178,936

Total operating expenses	27,809,835	24,811,045	132,085,025

Loss from operations	(27,309,835)	(24,311,045)	(130,831,556)
Gain (loss) on fair value of warrants	—	—	(12,239,688)
Interest income	549,964	2,169,005	4,582,028
Interest Expense			(179,090)
Other income	112,378	—	112,378

Loss before income taxes	(26,647,493)	(22,142,040)	(138,555,928)

Provision for income taxes	—	—	—

Loss before cumulative effect of change in accounting principle	(26,647,493)	(22,142,040)	(138,555,928)
Cumulative effect of change in accounting principle	—	—	(25,821)

Net loss	(26,647,493)	(22,142,040)	(138,581,749)

Preferred stock dividends	—	—	(621,240)

Net loss applicable to common stock	$(26,647,493)	$(22,142,040)	$(139,202,989)

Loss per common share — basic and diluted	$(0.30)	$(0.25)

Weighted average shares outstanding —basic and diluted	90,252,572	89,912,732

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss
Inception (June 12, 1996) Through December 31, 2008

											Deficit
										Accumulated	accumulated		Total
	Cumulative convertible		Cumulative convertible		Cumulative convertible				Additional	other	during the	Treasury	stockholders’
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Balances at June 12, 1996 (date of incorporation)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Sale of common stock without par value	—	—	—	—	—	—	503	5	5	—	—	—	10
Change in par value of common stock	—	—	—	—	—	—	—	(4)	4	—	—	—	—
Issuance of common stock and net liabilities assumed in acquisition	—	—	—	—	—	—	1,716,132	1,716	3,224	—	(18,094)	—	(13,154)
Issuance of common stock	—	—	—	—	—	—	2,010,111	2,010	456	—	(2,466)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(259,476)	—	(259,476)	$(259,476)

Balances at December 31, 1996	—	—	—	—	—	—	3,726,746	3,727	3,689	—	(280,036)	—	(272,620)	$(259,476)

Sale of common stock, net of offering costs of $9,976	—	—	—	—	—	—	1,004,554	1,004	1,789,975	—	—	—	1,790,979
Issuance of common stock in acquisition	—	—	—	—	—	—	375,891	376	887,874	—	—	—	888,250
Minority interest deficiency at acquisition charged to the Company	—	—	—	—	—	—	—	—	—	—	(45,003)	—	(45,003)

Net loss	—	—	—	—	—	—	—	—	—	—	(1,979,400)	—	(1,979,400)	$(1,979,400)

Balances at December 31, 1997	—	—	—	—	—	—	5,107,191	5,107	2,681,538	—	(2,304,439)	—	382,206	$(1,979,400)

Rescission of acquisition	—	—	—	—	—	—	(375,891)	(376)	(887,874)	—	561,166	—	(327,084)
Issuance of common stock at conversion of notes payable	—	—	—	—	—	—	450,264	451	363,549	—	—	—	364,000
Expense related to stock warrants issued	—	—	—	—	—	—	—	—	260,000	—	—	—	260,000
Net loss	—	—	—	—	—	—	—	—	—	—	(1,204,380)	—	(1,204,380)	$(1,204,380)

Balances at December 31, 1998	—	—	—	—	—	—	5,181,564	5,182	2,417,213	—	(2,947,653)	—	(525,258)	$(1,204,380)

Sale of common stock	—	—	—	—	—	—	678,412	678	134,322	—	—	—	135,000
Expense related to stock warrants issued	—	—	—	—	—	—	—	—	212,000	—	—	—	212,000
Net loss	—	—	—	—	—	—	—	—	—	—	(1,055,485)	—	(1,055,485)	$(1,055,485)

Balances at December 31, 1999	—	—	—	—	—	—	5,859,976	5,860	2,763,535	—	(4,003,138)	—	(1,233,743)	$(1,055,485)

Sale of preferred stock, net of offering costs of $76,500	3,200	32	—	—	—	—	—	—	3,123,468	—	—	—	3,123,500
Issuance of common stock at conversion of notes and interest payable	—	—	—	—	—	—	412,487	412	492,085	—	—	—	492,497
Issuance of common stock at conversion of notes payable	—	—	—	—	—	—	70,354	70	83,930	—	—	—	84,000
Issuance of common stock to settle obligations	—	—	—	—	—	—	495,111	496	1,201,664	—	—	—	1,202,160
Issuance of common stock for acquisition	—	—	—	—	—	—	6,999,990	7,000	9,325,769	—	—	—	9,332,769
Issuance of warrants for acquisition	—	—	—	—	—	—	—	—	4,767,664	—	—	—	4,767,664
Stock issued for acquisition costs	—	—	—	—	—	—	150,000	150	487,350	—	—	—	487,500
Expense related to stock warrants issued	—	—	—	—	—	—	—	—	140,000	—	—	—	140,000
Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(85,000)	—	—	—	(85,000)
Cashless exercise of warrants	—	—	—	—	—	—	599,066	599	(599)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(3,701,084)	—	(3,701,084)	$(3,701,084)

Balances at December 31, 2000	3,200	32	—	—	—	—	14,586,984	14,587	22,299,866	—	(7,704,222)	—	14,610,263	$(3,701,084)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss (continued)
Inception (June 12, 1996) Through December 31, 2008

											Deficit
										Accumulated	accumulated		Total
	Cumulative convertible		Cumulative convertible		Cumulative convertible				Additional	other	during the	Treasury	stockholders’
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(256,000)	—	—	—	(256,000)
Repurchase of warrants	—	—	—	—	—	—	—	—	(55,279)	—	—	—	(55,279)
Sale of warrants	—	—	—	—	—	—	—	—	47,741	—	—	—	47,741
Cashless exercise of warrants	—	—	—	—	—	—	218,493	219	(219)	—	—	—	—
Issuance of common stock to pay preferred dividends	—	—	—	—	—	—	93,421	93	212,907	—	—	—	213,000
Detachable warrants issued with notes payable	—	—	—	—	—	—	—	—	450,000	—	—	—	450,000
Issuance of warrants to pay operating expenses	—	—	—	—	—	—	—	—	167,138	—	—	—	167,138
Issuance of common stock to pay operating expenses	—	—	—	—	—	—	106,293	106	387,165	—	—	—	387,271
Issuance of preferred stock to pay operating expenses	137	1	—	—	—	—	—	—	136,499	—	—	—	136,500
Net loss	—	—	—	—	—	—	—	—	—	—	(16,339,120)	—	(16,339,120)	$(16,339,120)

Balances at December 31, 2001	3,337	33	—	—	—	—	15,005,191	15,005	23,389,818	—	(24,043,342)	—	(638,486)	$(16,339,120)

Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(242,400)	—	—	—	(242,400)
Repurchase of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—
Sale of warrants	—	—	—	—	—	—	240,000	240	117,613	—	—	—	117,853
Cashless exercise of warrants	—	—	—	—	—	—	100,201	100	(100)	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	344,573	345	168,477	—	—	—	168,822
Sale of preferred stock at $1.50 per share	—	—	200,000	2,000	—	—	—	—	298,000	—	—	—	300,000
Sale of preferred stock at $10.00 per share	—	—	—	—	70,109	701	—	—	700,392	—	—	—	701,093
Conversion of preferred stock into common stock	(3,000)	(30)	—	—	—	—	1,800,000	1,800	(1,770)	—	—	—	—
Preferred stock dividends forgiven	—	—	—	—	—	—	—	—	335,440	—	—	—	335,440
Issuance of warrants to pay operating expenses	—	—	—	—	—	—	—	—	163,109	—	—	—	163,109
Issuance of common stock to pay operating expenses	—	—	—	—	—	—	6,292	6	12,263	—	—	—	12,269
Issuance of preferred stock to pay operating expenses	136	1	—	—	—	—	—	—	6,000	—	—	—	6,001
Issuance of stock options to employees	—	—	—	—	—	—	—	—	329,296	—	—	—	329,296
Net loss	—	—	—	—	—	—	—	—	—	—	(2,105,727)	—	(2,105,727)	$(2,105,727)

Balances at December 31, 2002	473	4	200,000	2,000	70,109	701	17,496,257	17,496	25,276,138	—	(26,149,069)	—	(852,730)	$(2,105,727)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss (continued)
Inception (June 12, 1996) Through December 31, 2008

											Deficit
	Cumulative convertible		Cumulative convertible		Cumulative convertible					Accumulated	accumulated		Total
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		Additional	other	during the	Treasury	stockholders’
									paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Dividends payable on preferred stock	—	—	—	—	—	—	—	—	(37,840)	—	—	—	(37,840)
Conversion of Series C preferred stock into common stock	—	—	—	—	(70,109)	(701)	14,021,860	14,022	(13,321)	—	—	—	—
Issuance of common stock to pay interest on Bridge Notes	—	—	—	—	—	—	165,830	165	53,326	—	—	—	53,491
Sale of common stock at $0.40 per share, net of issuance costs	—	—	—	—	—	—	6,640,737	6,676	2,590,656	—	—	—	2,597,332
Sale of common stock at $1.00 per share, net of issuance costs	—	—	—	—	—	—	3,701,733	3,668	3,989,181	—	—	—	3,992,849
Exchange of warrants	—	—	—	—	—	—	235,291	235	49,486	—	—	—	49,721
Issuance of common stock to pay operating expenses	—	—	—	—	—	—	230,000	230	206,569	—	—	—	206,799
Issuance of warrants to pay operating expenses	—	—	—	—	—	—	—	—	156,735	—	—	—	156,735
Issuance of stock options to employees	—	—	—	—	—	—	—	—	286,033	—	—	—	286,033
Net loss	—	—	—	—	—	—	—	—	—	—	(2,332,077)	—	(2,332,077)	$(2,332,077)

Balances at December 31, 2003	473	4	200,000	2,000	—	—	42,491,708	42,492	32,556,963	—	(28,481,146)	—	4,120,313	$(2,332,077)

Extinguishment of dividends payable on preferred stock	—	—	—	—	—	—	—	—	72,800	—	—	—	72,800
Conversion of Series A cumulative preferred stock	(473)	(4)	—	—	—	—	236,500	236	(232)	—	—	—	—
Conversion of Series B preferred stock	—	—	(200,000)	(2,000)	—	—	200,000	200	1,800	—	—	—	—
Cashless exercise of warrants	—	—	—	—	—	—	464,573	465	(465)	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	23,832	23	27,330	—	—	—	27,353
Issuance of warrants in settlement of a claim	—	—	—	—	—	—	—	—	86,375	—	—	—	86,375
Sale of common stock at $1.50 per share	—	—	—	—	—	—	10,417,624	10,419	15,616,031	—	—	—	15,626,450
Payment of financing and offering costs	—	—	—	—	—	—	—	—	(1,366,774)	—	—	—	(1,366,774)
Issuance of stock options to employees	—	—	—	—	—	—	—	—	524,922	—	—	—	524,922
Acquisition of treasury stock	—	—	—	—	—	—	—	—	34,747	—	—	(34,747)	—
Net loss	—	—	—	—	—	—	—	—	—	—	(6,701,048)	—	(6,701,048)	$(6,701,048)

Balances at December 31, 2004	—	—	—	—	—	—	53,834,237	53,835	47,553,497	—	(35,182,194)	(34,747)	12,390,391	$(6,701,048)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Loss (continued)
Inception (June 12, 1996) Through December 31, 2008

											Deficit
	Cumulative convertible		Cumulative convertible		Cumulative convertible					Accumulated	accumulated		Total
	preferred stock, series A		preferred stock, series B		preferred stock, series C		Common stock		Additional	other	during the	Treasury	stockholders’
									paid-in	comprehensive	development	stock,	equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	stage	at cost	(deficit)	loss
Net loss	—	—	—	—	—	—	—	—	—	—	(24,782,646)	—	(24,782,646)	$(24,782,646)
Effect of change in fair value of available for sale securities	—	—	—	—	—	—	—	—	—	(1,722)	—	—	(1,722)	$(1,722)

Par value of shares issued in conjunction with mezzanine financing	—	—	—	—	—	—	10,810,809	10,811	(10,811)	—	—	—
Cashless exercise of warrants	—	—	—	—	—	—	149,613	149	(149)	—	—	—	—
Exercise of warrants	—	—	—	—	—	—	2,258,703	2,259	3,071,179	—	—	—	3,073,438
Exercise of stock options	—	—	—	—	—	—	185,000	185	144,815	—	—	—	145,000
Issuance of stock options to employees	—	—	—	—	—	—	—	—	994,874	—	—	—	994,874
Issuance of stock options to non-employee		—	—	—	—	—	—	—	93,549	—	—	—	93,549
Issuance of common stock to vendor	—	—	—	—	—	—	125,000	125	258,375	—	—	—	258,500

Balances at December 31, 2005	—	—	—	—	—	—	67,363,362	67,364	52,105,329	(1,722)	(59,964,840)	(34,747)	(7,828,616)	$(24,784,368)

Net loss	—	—	—	—	—	—	—	—	—	—	(29,331,773)	—	(29,331,773)	$(29,331,773)
Effect of change in fair value of available for sale securities	—	—	—	—	—	—	—	—	—	(368)	—	—	(368)	$(368)

Cashless exercise of warrants	—	—	—	—	—	—	420,161	420	(420)	—	—	—	—
Exercise of warrants, net of financing costs	—	—	—	—	—	—	5,103,746	5,104	7,686,486	—	—	—	7,691,590
Acquisition of SD Pharmaceuticals. Inc.	—	—	—	—	—	—	2,099,990	2,100	10,161,852	—	—	—	10,163,952
Sale of common stock at $2.75 per share, net of offering costs	—	—	—	—	—	—	14,545,000	14,545	37,055,666	—	—	—	37,070,211
Issuance of stock for severance agreement	—	—	—	—	—	—	60,145	60	196,614	—	—	—	196,674
Exercise of stock options	—	—	—	—	—	—	92,500	93	125,658	—	—	—	125,751
Issuance of restricted stock to non-employees	—	—	—	—	—	—	15,000	15	68,635	—	—	—	68,650
Issuance of stock options to employees	—	—	—	—	—	—	—	—	1,697,452	—	—	—	1,697,452
Issuance of stock options to non-employee	—	—	—	—	—	—	—	—	104,225	—	—	—	104,225
Cancellation of treasury stock shares	—	—	—	—	—	—	(23,165)	(23)	(34,724)	—	—	34,747	—

Balances at December 31, 2006	—	—	—	—	—	—	89,676,739	89,678	109,166,773	(2,090)	(89,296,613)	—	19,957,748	$(29,332,141)

Cumulative-effect adjustment of adopting FASB Staff Position No. EITF 00-19-2 (see Note 3)	—	—	—	—	—	—	—	—	18,116,751	—	12,239,688	—	30,356,439

Balance at December 31, 2006, (as adjusted)	—	—	—	—	—	—	89,676,739	89,678	127,283,524	(2,090)	(77,056,925)	—	50,314,187
Net loss	—	—	—	—	—	—	—	—	—	—	(22,142,040)	—	(22,142,040)	$(22,142,040)
Effect of change in fair value of available for sale securities	—	—	—	—	—	—	—	—	—	4,792	—	—	4,792	$4,792

Exercise of stock options	—	—	—	—	—	—	575,833	576	441,040	—	—	—	441,616
Issuance of stock options to employees	—	—	—	—	—	—	—	—	2,414,077	—	—	—	2,414,077
Issuance of stock options to non-employee	—	—	—	—	—	—	—	—	1,908	—	—	—	1,908

Balances at December 31, 2007	—	$—	—	$—	—	$—	90,252,572	90,254	130,140,549	2,702	(99,198,965)	—	31,034,540	$(22,137,248)

Net loss	—	—	—	—	—	—	—	—	—	—	(26,647,493)	—	(26,647,493)	$(26,647,493)
Effect of change in fair value of available for sale securities	—	—	—	—	—	—	—	—	—	(2,702)	—	—	(2,702)	$(2,702)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of stock options to employees	—	—	—	—	—	—	—	—	1,605,908	—	—	—	1,605,908
Issuance of stock options to non-employee	—	—	—	—	—	—	—	—	4,982	—	—	—	4,982

Balances at December 31, 2008	—	$—	—	$—	—	$—	90,252,572	$90,254	131,751,439	$—	$(125,846,458)	$—	$5,995,235	$(26,650,195)

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

			Inception
			(June 12, 1996)
			Through
	Years Ended December 31,		December 31,
	2008	2007	2008

Cash flows from operating activities:
Net loss	$(26,647,493)	$(22,142,040)	$(138,581,749)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	168,039	197,783	10,348,071
Gain on disposal of fixed assets	(3,598)	—	(3,598)
Fair value of warrant liability	—	—	12,239,688
Amortization of debt discount	—	—	450,000
Forgiveness of employee receivable	—	—	30,036
Impairment loss — write-off of goodwill	—	—	5,702,130
Expenses related to employee stock options and restricted stock issued	1,605,908	2,414,077	7,852,562
Expenses related to options issued to non-employees	4,982	1,908	204,664
Expenses paid by issuance of common stock		78,333	1,341,372
Expenses paid by issuance of warrants	—	—	573,357
Expenses paid by issuance of preferred stock	—	—	142,501
Expenses related to stock warrants issued	—	—	612,000
Equity in loss of investee	—	—	178,936
In-process research and development	—	—	10,422,130
Write-off of license agreement	—	—	152,866
Write-off assets available for sale	—	—	108,000
Cumulative effect of change in accounting principle	—	—	25,821
Accretion of discount			(1,249,853)
Accretion of discount on investments in securities	(208,103)	(1,041,750)	(354,641)
Changes in assets and liabilities, net of effect of acquisitions:
Increase in prepaid and other assets	85,723	(174,388)	(907,671)
Increase in accounts payable and accrued liabilities	1,221,208	1,044,291	4,890,730
Decrease in long-term liabilities	(14,270)	(21,404)	—

Net cash used in operating activities	(23,787,604)	(19,643,190)	(85,822,648)

Cash flows from investing activities:
Proceeds from sales and maturities of short-term investments	33,243,602	59,240,000	112,788,378
Purchases of short-term investments	(14,355,784)	(51,104,469)	(111,183,884)
Purchases of property and equipment	(64,955)	(127,259)	(1,030,354)
Proceeds from sale of property & equipment	33,906	—	33,906
Purchase of certificate of deposit	—	—	(1,016,330)
Maturity of certificate of deposit	—	—	1,016,330
Cash paid for acquisitions, net of cash acquired	—	—	32,395

			Inception
			(June 12, 1996)
			Through
	Years Ended December 31,		December 31,
	2008	2007	2008
Payment on obligation under license agreement	—	—	(106,250)
Issuance of note receivable — related party	—	—	(35,000)
Payments on note receivable	—	—	405,993
Advance to investee	—	—	(90,475)
Cash transferred in rescission of acquisition	—	—	(19,475)
Cash received in rescission of acquisition	—	—	230,000

Net cash provided by (used in) investing activities	18,856,769	8,008,272	1,025,235

Cash flows from financing activities:
Proceeds from sale of common stock	—	—	84,151,342
Proceeds from exercise of stock options	—	441,616	712,367
Proceeds from sale or exercise of warrants	—	—	11,382,894
Proceeds from sale of preferred stock	—	—	4,200,993
Repurchase of warrants	—	—	(55,279)
Payments for financing and offering costs	—	—	(6,483,809)
Payments on notes payable and long—term debt	—	—	(605,909)
Proceeds from issuance of notes payable and detachable warrants	—	—	1,344,718

Net cash provided by financing activities	—	441,616	94,647,317

Net (decrease) increase in cash and cash equivalents	(4,930,835)	(11,193,302)
Cash and cash equivalents at beginning of period	14,780,739	25,974,041	—

Cash and cash equivalents at end of period	$9,849,904	$14,780,739	$9,849,904

See accompanying notes to consolidated financial statements.

ADVENTRX Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
December 31, 2008
(3)	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SDP and ADVENTRX (Europe) Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Change in Accounting Principle for Registration Payment Arrangements and Correction of Error

On January 1, 2007, we adopted the provisions of the Financial Accounting Standards Board (“FASB”) Staff Position on No. EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”). In December 2007, management determined that it was not probable that we would have any payment obligation under the July 2005 Registration Payment Arrangement; therefore, no accrual for contingent obligation was required under the provisions of FSP EITF 00-19-2. Accordingly, the warrant liability account was eliminated and the comparative condensed consolidated financial statements of the prior periods and as of December 31, 2006 were adjusted to apply the new method retrospectively.

The Company accounted for FSP EITF 00-19-2 appropriately by eliminating the warrant liability as of December 31, 2007, but upon further review in 2008, management determined that it was not correct to adjust the prior period comparative financial statements. Accordingly, for the years ended December 31, 2005 and 2006, the Company has made the appropriate adjustments to reinstate the warrant liability accounting as originally recorded.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase.

Short-term Investments

We account for and report our investments in accordance with FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments are comprised of marketable securities consisting primarily of certificates of deposit, federal, state and municipal government obligations and corporate bonds. Short-term investments are marketable securities with maturities of less than one year from the balance sheet date. All marketable securities are held in our name and primarily under the custodianship of two major financial institutions. Our policy is to protect the principal value of our investment portfolio and minimize principal risk.

Our marketable securities are classified as “available-for-sale” and stated at fair value, with net unrealized gains or losses recorded as a component of accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity with all amortization and accretion included in interest income. Realized gains and losses on available-for-sale securities are included in other income (loss). The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income. Marketable securities are evaluated periodically for impairment. If it is determined that a decline of any investment is other than temporary, then the investment basis would be written down to fair value and the write-down would be included in earnings as a loss.

Concentrations

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash, cash equivalents and investment securities. We maintain our cash and cash equivalents in high-credit quality financial institutions. At times, such balances may exceed Federally insured limits. At December 31, 2008, our cash and cash equivalents were in excess of the Federal Deposit Insurance Corporation limit.

Fair Value of Financial Instruments

At December 31, 2008, our financial instruments included cash and cash equivalents, accounts payable, accrued expenses and accrued compensation and payroll taxes. At December 31, 2007, our financial instruments also included short-term investments. The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and accrued compensation and payroll taxes approximate fair value due to the short-term maturities of these instruments. Our short-term investments in securities are carried at fair value based on quoted market prices.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The costs of improvements that extend the lives of the assets are capitalized. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the evaluation indicates that intangibles or long-lived assets are not recoverable (i.e., carrying amount is less than the future projected undiscounted cash flows), their carrying amount would be reduced to fair value. Since inception through December 31, 2008, we recognized an impairment loss of the value of goodwill in the amount of $5.7 million, which was recorded in the year ended December 31, 2001.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin Topic 13, Revenue Recognition (“Topic 13”), and Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured.

Revenue from licensing agreements is recognized based on the performance requirements of the agreement. Revenue is deferred for fees received before earned. Nonrefundable upfront fees that are not contingent on any future performance by us are recognized as revenue when revenue recognition criteria under Topic 13 and EITF 00-21 are met and the license term commences. Nonrefundable upfront fees, where we have ongoing involvement or performance obligations, are recorded as deferred revenue and recognized as revenue over the life of the contract, the period of the performance obligation or the development period, whichever is appropriate in light of the circumstances.

Payments related to substantive, performance-based milestones in an agreement are recognized as revenue upon the achievement of the milestones as specified in the underlying agreement when they represent the culmination of the earnings process. Royalty revenue from licensed products will be recognized when earned in accordance with the terms of the applicable license agreements.

Research and Development Expenses

Research and development (“R&D”) expenses consist of expenses incurred in performing R&D activities, including salaries and benefits, facilities and other overhead expenses, bioequivalence and clinical trials, research-related manufacturing services, contract services and other outside expenses. R&D expenses are charged to operations as they are incurred. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future R&D activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed. If the goods will not be delivered, or services will not be rendered, then the capitalized advance payment is charged to expense.
Milestone payments that we make in connection with in-licensed technology or product candidates are expensed as incurred when there is uncertainty in receiving future economic benefits from the licensed technology or product candidates. We consider the future economic benefits from the licensed technology or product candidates to be uncertain until such licensed technology or product candidates are approved for marketing by the U.S. Food and Drug Administration (“FDA”) or when other significant risk factors are abated. For expense accounting purposes, management has viewed future economic benefits for all of our licensed technology or product candidates to be uncertain.

Payments in connection with our bioequivalence and clinical trials are often made under contracts with multiple contract research organizations, or CROs, that conduct and manage these trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price or on a time-and-material basis. Payments under these contracts depend on factors such as the successful enrollment or treatment of patients or the completion of other milestones. Expenses related to bioequivalence and clinical trials are accrued based on our estimates and/or representations from service providers regarding work performed, including actual level of patient enrollment, completion of patient studies, and trials progress. Other incidental costs related to patient enrollment and treatment are accrued when reasonably certain. If the contracted amounts are modified (for instance, as a result of changes in the bioequivalence or clinical trial protocol or scope of work to be performed), we modify our accruals accordingly on a prospective basis. Revisions in scope of contract are charged to expense in the period in which the facts that give rise to the revision become reasonably certain. Because of the uncertainty of possible future changes to the scope of work in bioequivalence and clinical trials contracts, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our consolidated results of operations or financial position. Historically, we have had no material changes in our bioequivalence or clinical trial expense accruals that would have had a material impact on our consolidated results of operations or financial position.

Purchased In-Process Research and Development

In accordance with FAS No. 141, Business Combinations, we immediately charge the costs associated with purchased IPR&D to statement of operations upon acquisition. These amounts represent an estimate of the fair value of purchased IPR&D for projects that, as of the acquisition date, had not yet reached technological feasibility, had no alternative future use, and had uncertainty in receiving future economic benefits from the purchased IPR&D. We determine the future economic benefits from the purchased IPR&D to be uncertain until such technology is approved by the FDA or when other significant risk factors are abated. In the year ended December 31, 2006, we recorded approximately $10.4 million of IPR&D expense related to our acquisition of SD Pharmaceuticals, Inc. in April 2006.

Accounting for Share-Based Compensation

Effective January 1, 2006, we adopted the provisions of revised FAS No. 123, Share-Based Payment (“FAS 123R”), including the provisions of Staff Accounting Bulletins No. 107 (“SAB 107”) and No. 110 (“SAB 110”). Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. We have no awards with market or performance conditions. We adopted the provisions of FAS 123R using the modified prospective transition method. Accordingly, prior periods were not revised for comparative purposes.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. We elected to adopt the alternative transition method provided in FAS 123R. The alternative transition method included a simplified method to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R.

The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, January 1, 2006, which are subsequently modified or cancelled. Prior to 2006, we accounted for share-based compensation under the recognition and measurement principles of FAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”). Estimated compensation expense for awards outstanding at January 1, 2006 is recognized over the remaining service period using the compensation cost calculated for recognition purposes under FAS 123.

Share-based compensation expense recognized in our consolidated statement of operations for the years ended December 31, 2008 and 2007 included compensation expense for share-based payment awards granted prior to, but not yet vested as of, December 31, 2005 based on the grant date fair value estimated in accordance with the recognition provisions of FAS 123 and share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with FAS 123R. For share awards granted during the year ended December 31, 2008 and 2007, expenses are amortized under the straight-line method. For share awards granted prior to 2006, expenses are amortized under the straight-line method prescribed by FAS 123. As share-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2008 and 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the year ended December 31, 2005, we accounted for forfeitures as they occurred in accordance with the recognition provisions of FAS 123.

We account for share-based compensation awards granted to non-employees in accordance with EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under EITF 96-18, we determine the fair value of the share-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either of (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or (2) the date at which the counterparty’s performance is complete.

Patent Costs

Legal costs in connection with approved patents and patent applications are expensed as incurred and classified as selling, general and administrative expense in our consolidated statement of operations.

Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In July 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our consolidated financial statements only if the position is more likely than not of being sustained upon an examination by tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 were effective for us as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings in the year of adoption. We adopted FIN 48 on January 1, 2007, which did not have a material impact on our consolidated results of operations or financial position. See Note 13, Income Taxes.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. We present comprehensive loss in our consolidated statements of stockholders’ equity (deficit) and comprehensive loss.
Computation of Net Loss per Common Share

We calculate basic and diluted net loss per share in accordance with the FAS No. 128, Earnings Per Share. Basic net loss per share was calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share was calculated by dividing the net loss by the weighted-average number of common stock equivalents outstanding during the period. For purposes of this calculation, options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

We have excluded the following options and warrants from the calculation of diluted net loss per common share for 2008 and 2007 because their effect is anti-dilutive:

	2008	2007
Warrants	$13,373,549	$13,373,549
Options	4,364,833	4,020,940

	$17,738,382	$17,394,489

Supplemental Cash Flow Information

			Inception
			(June 12, 1996)
	Years Ended December 31,		Through
	2008	2007	December 31, 2008
Supplemental disclosures of cash flow information:
Interest paid	$—	$—	$179,090
Income taxes paid	—	—	—
Supplemental disclosures of non-cash investing and financing activities:
Issuance of warrants, common stock and preferred stock for:
Conversion of notes payable and accrued interest	—	—	1,213,988
Prepaid services to consultants	—	—	1,482,781
Conversion of preferred stock	—	—	2,705
Acquisitions	—	—	24,781,555
Payment of dividends	—	—	213,000
Financial advisor services in conjunction with private placement	—	—	1,137,456
Acquisition of treasury stock in settlement of a claim	—	—	34,737
Cancellation of treasury stock	—	—	(34,737)
Assumptions of liabilities in acquisitions	—	—	1,235,907
Acquisition of license agreement for long-term debt	—	—	161,180
Cashless exercise of warrants	—	—	4,312
Dividends accrued	—	—	621,040
Trade asset converted to available for sale asset	—	—	108,000
Dividends extinguished	—	—	408,240
Trade payable converted to note payable	—	—	83,948
Issuance of warrants for return of common stock	—	—	50,852
Detachable warrants issued with notes payable	—	—	450,000
Unrealized (gain) loss on short-term investments	2,702	(4,792)	—
New Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations,” which replaces FAS No. 141. FAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. FAS 141R is effective for financial statements issued for fiscal year 2009 and will apply prospectively to business combinations completed on or after January 1, 2009. We do not expect the adoption of FAS 141R to have a material effect on our financial statements.

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements” (“FAS 157”). In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which provides a one year deferral of the effective date of FAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. As a result, we only partially adopted FAS 157 as it relates to our financial assets and liabilities until we are required to apply this pronouncement to our non-financial assets and liabilities beginning with fiscal year 2009. The adoption of FAS 157 did not have a material impact on our results of operations or financial condition.

In February 2008, the FASB issued FSP. No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays, for one year, the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements on at least an annual basis.

In May 2008, the FASB issued Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and is not expected to have any impact on the Company’s results of operations, financial condition or liquidity.

In October 2008, the FASB issued FSP No. FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of FAS No. 157, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 had no impact on our consolidated results of operations, financial position or cash flows.

FAS 157 was effective for the Company beginning January 1, 2008 for financial assets and liabilities recognized or disclosed in the Company’s consolidated financial statements. FAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and enhances disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. FAS 157 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:
Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table represents our fair value hierarchy for our financial assets (which consisted solely of cash equivalents) measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Money market funds	$9,849,904	$—	$—	$9,849,904

Total	$9,849,904	$—	$—	$9,849,904

Effective January 1, 2008, we adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 allows an entity the irrevocable option to elect to measure specified financial assets and liabilities in their entirety at fair value on a contract-by-contract basis. If an entity elects the fair value option for an eligible item, changes in the item’s fair value must be reported as unrealized gains and losses in earnings at each subsequent reporting date. In adopting FAS 159, we did not elect the fair value option for any of our financial assets or financial liabilities.
(11)	Registration Payment Arrangement

On July 21, 2005, we entered into a securities purchase agreement (the “Agreement”) with certain accredited institutional investors (the “Purchasers”) for the sale of 10,810,809 shares of our common stock (the “Shares”) at a purchase price of $1.85 per share for aggregate gross proceeds of $19,999,997. In connection with this financing, we issued the Purchasers seven-year warrants to purchase 10,810,809 shares of our common stock (the “Warrant Shares”) at an exercise price of $2.26 per share. We received net proceeds of $18,116,751, after deducting commissions and offering fees and expenses, which included cash payments of $1,403,000 to placement agents and $283,246 in legal and accounting fees.

Pursuant to the terms of the Agreement, if (i) a registration statement covering (A) all of the Shares and the Warrant Shares and (B) any other shares of common stock issued or issuable in respect to the Shares and the Warrant Shares because of stock splits, stock dividends, reclassifications, recapitalizations or similar events (together, the “Registrable Shares”) required to be covered thereby and required to be filed by us is (A) not filed with the SEC on or before 45 days after the closing of such financing (a “Filing Failure”) or (B) if such registration statement is not declared effective by the SEC on or before 90 days after the closing of such financing (an “Effectiveness Failure”) or (ii) on any day after the effective date of the registration statement sales of all the Registrable Shares required to be included on such registration statement cannot be made (other than as permitted during a suspension pursuant to the Agreement) pursuant to such registration statement (including, without limitation, because of a failure to keep the registration statement effective, to disclose such information as is necessary for sales to be made pursuant to such registration statement or to register sufficient number of Shares) (a “Maintenance Failure”), then, we will be obligated, without limiting any other remedies of any Purchaser, to pay as liquidated damages (the “Liquidated Damages”) for such failure and not as a penalty to any Purchaser an amount in cash determined in accordance with the formula set forth below:
•	For each 30-day period that a Filing Failure, Effectiveness Failure or Maintenance Failure remains uncured, we will pay an amount equal to the purchase price paid to us for all Shares then held by such Purchaser multiplied by 1% for the first 30-day period or any portion thereof and increasing by an additional 1% with regard to each additional 30-day period until such Filing Failure, Effectiveness Failure or Maintenance Failure is cured.

•	For any partial 30-day period in which a Filing Failure, Effectiveness Failure or Maintenance Failure exists but is cured prior to the end of the 30-day period, we will pay the Purchasers a pro rata portion of the amount which would be due if the failure continued for the entire 30-day period. For example, if the purchase price paid for all Shares then held by a Purchaser is $5,000,000, then, (a) at the end of the 30th day, the Liquidated Damages would be 1% or $50,000, (b) at the end of the 60th day, the Liquidated Damages for the first 30-day period would have been 1% or $50,000 and for the second 30-day period would be 2% or $100,000, and (c) at the end of the 105th day, the Liquidated Damages for the first 30-day period would have been 1% or $50,000, for the second 30-day period 2% or $100,000, for the third 30-day period 3% or $150,000, and for the final 15-day period, 4% applied pro rata to such 15 days, or $100,000.
There is no cap to the amount of Liquidated Damages that we may be obligated to pay. Payments to be made pursuant to the July 2005 Registration Payment Arrangement will be due and payable to the Purchasers at the end of each calendar month during which Liquidated Damages will have accrued. No Liquidated Damages will be due or payable to a Purchaser in any event if as of the date of the Filing Failure, Effectiveness Failure or Maintenance Failure such Purchaser could sell all of the Registrable Shares such Purchaser then holds without registration by reason of subsection (k) of Rule 144 under the Securities Act of 1933, as amended. Recent changes to Rule 144 eliminated subsection (k) of Rule 144. These changes liberalized the rules governing the resale of securities issued in private transactions; however, resales of securities held by affiliates are still subject to the current public information, volume, manner of sale and notice requirements contained in Rule 144 and, as a result, we do not expect such changes to Rule 144 to necessarily reduce the potential length of our payment obligations in the event of a Maintenance Failure.

The registration statement was filed and declared effective by the SEC on September 2, 2005, which was within the allowed time. As of December 31, 2008, we have not incurred nor paid any Liquidated Damages in connection with the July 2005 Registration Payment Arrangement.

On January 1, 2007, we adopted the provisions of the Financial Accounting Standards Board (“FASB”) Staff Position on No. EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”). In December 2007, management determined that it was not probable that we would have any payment obligation under the July 2005 Registration Payment Arrangement; therefore, no accrual for contingent obligation was required under the provisions of FSP EITF 00-19-2. Accordingly, the warrant liability account was eliminated and the comparative condensed consolidated financial statements of the prior periods and as of December 31, 2006 were adjusted to apply the new method retrospectively.

The Company accounted for FSP EITF 00-19-2 appropriately by eliminating the warrant liability as of December 31, 2007, but upon further review in 2008, management determined that it was not correct to adjust the prior period comparative financial statements. Accordingly, for the years ended December 31, 2005 and 2006, the Company has made the appropriate adjustments to reinstate the warrant liability accounting as originally recorded.